February 13, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File Nos. 002-94157 and 811-04146

Proxy Statement on Schedule 14A for John Hancock Small Cap Value Trust

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 24, 2025, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock Small Cap Value Trust (the “Fund”), a series of the Trust, which was filed with the SEC on January 14, 2025 (the “Proxy Statement”), accession no. 0001193125-25-006191. The purpose of the Proxy Statement is to solicit shareholder approval of a new subadvisory agreement for the Fund.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

Comment 1 — The Staff notes that NAV class shares are reflected as just “NAV” and not “Series NAV” on EDGAR.

Response to Comment 1 — The Trust acknowledges the Staff’s comment. The class of shares should be reflected as “Series NAV.” The Trust will look into the issue with EDGAR.

Comment 2 — Pursuant to Rule 14a-6(e)(1), all copies of preliminary proxy statements should be clearly marked “Preliminary Copies.” Please mark the Proxy Statement as such.

Response to Comment 2 — The Trust acknowledges the Staff’s comment and will ensure future filings are noted as such.

Comment 3 — Please ensure the defined term “Fund of Funds” is appropriately defined and used consistently throughout the Proxy Statement.

K&L GATES LLP

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Securities and Exchange Commission

February 13, 2025

Response to Comment 3 — The Trust has updated the Proxy Statement to define “Fund of Funds” and has reviewed the consistency of the use of the defined term.

Comment 4 — Under “SHAREHOLDERS AND VOTING INFORMATION – Voting Procedures” “Cost of Preparation and Distribution of Proxy Materials,” please confirm whether any costs of preparation and distribution of the proxy materials will be borne by the underlying shareholders of the Fund. Please also disclose the costs.

Response to Comment 4 — The Trust has revised the disclosure as follows:

Cost of Preparation and Distribution of Proxy Materials. The cost of the preparation and distribution of these proxy materials will be borne by the Fund. Contract owners investing in the Fund through the Registered Separate Accounts bear the Fund’s expenses such that in effect, such contract owners will pay the costs of preparing and distributing the proxy materials, which are estimated to be $52,400. In addition to the solicitation of proxies by the use of the mails, proxies may be solicited by officers and employees of the Trust, the Advisor and its agents or affiliates, personally or by telephone.

Comment 5 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST,” please use the full names of funds in the subadvisory fee schedules.

Response to Comment 5 — The Trust has updated the references to include the full names of the funds.

Comment 6 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “MIM (US) and the MIM (US) Subadvisory Agreement,” please confirm how many series of the Trust MIM (US) serves as a subadvisor or the sole subadvisor for.

Response to Comment 6 — The Trust confirms that MIM (US) serves as sole subadvisor to 20 series of the Trust.

Comment 7 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Comparison Between the Wellington Subadvisory Agreement and the MIM (US) Subadvisory Agreement” “Fees,” the reference to “and are set forth in Appendix B” should instead be “and are set forth above.”

Response to Comment 7 – The Trust has made the requested update.

Comment 8 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC

K&L GATES LLP

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Securities and Exchange Commission

February 13, 2025

(“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Comparison Between the Wellington Subadvisory Agreement and the MIM (US) Subadvisory Agreement,” please confirm if “supplemental arrangements” should be listed. The Staff notes that supplemental arrangements were listed in a recent proxy statement for a different series of the Trust.

Response to Comment 8 — The Trust confirms that the Wellington Subadvisory Agreement and MIM (US) Subadvisory Agreement have identical clauses related to supplemental arrangements, as such, no additional disclosure is required. In the Trust’s recent proxy statement for a different series, there was a difference in the supplemental arrangements clauses and it was specifically disclosed in the comparison of the agreements.

Comment 9 — Please explain supplementally how the Fund’s registration statement will be revised to account for the changes contemplated by the Proxy Statement.

Response to Comment 9 — On December 12, 2024, the Trust filed a 497 disclosing the proposed changes. If shareholders approve the Proposal, the changes will be reflected in the Fund’s next annual update, which will become effective April 29, 2025.

Comment 10 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Principal Investment Strategy Changes,” and “Payments to Affiliates,” please update information as of December 31, 2023, with information as of December 31, 2024 or explain supplementally why the information is not available.

Response to Comment 10 — With respect to the information regarding the capitalization range of the Russell 2000 Index disclosed under “Principal Investment Strategies Change,” the Trust has updated the information as of December 31, 2024. With respect to information under “Payments to Affiliates,” while the Trust does have preliminary information as of December 31, 2024, such information has not yet been audited and the audit is not expected to be complete until after the filing of the definitive proxy statement. As such, the Trust has retained the information under “Payments to Affiliates” as of December 31, 2023 in the Proxy Statement.

Comment 11 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Evaluation by the Board of Trustees,” please confirm that all considerations discussed by the Board adverse to the Proposal have been disclosed.

Response to Comment 11 — The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment, and that such factors have been disclosed.

Comment 12 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORYAGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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Securities and Exchange Commission

February 13, 2025

(“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Evaluation by the Board of Trustees,” there are references to Board Meetings in December, May and June 2024, please clarify when the approvals took place.

Response to Comment 12 — The Trust confirms that the Board approved the appointment of MIM (US) as subadvisor to the Fund and a new subadvisory agreement with MIM (US) at its December 10-12, 2024 in-person Board meeting. In approving the new subadvisory agreement, the Board took into account its consideration of the factors it considered in connection with the annual evaluation of advisory and subadvisory contracts which it conducted at its in-person meetings May 19-20, 2024 and June 25-27, 2024.

Comment 13 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORYAGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO SMALL CAP VALUE TRUST” “Evaluation by the Board of Trustees,” please indicate that the Board reviewed the factors and the Board’s conclusion.

Response to Comment 13 — The Trust has added the following to the Proxy Statement:

Based on the Board’s evaluation of all factors that the Board deemed to be material, including those factors described above, the Board, including the Independent Trustees, concluded that approving the MIM (US) Subadvisory Agreement would be in the best interest of the fund and its shareholders. Accordingly, the Board, and the Independent Trustees voting separately, approved the MIM (US) Subadvisory Agreement.

Comment 14 — Please confirm whether the form of proxy card is complete. The Staff notes that it appears to be “cut off” and there is information missing.

Response to Comment 14 — The Trust confirms that a complete proxy card will be filed with the definitive proxy statement.

The Trust, on behalf of the Fund, intends to file a definitive proxy statement that will reflect the above responses to the Staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Harsha Pulluru, Assistant Secretary of the Trust

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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